SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BVR Systems Announces Raising of $3.5 Million

ROSH HA’AYIN, Israel, May 28, 2009, BVR Systems (1998) Ltd., (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced, entering into an agreement with Yuval Golan Investments Ltd. and Michael Golan Securities Holdings Ltd. (collectively the “Investor”) pursuant to which the Investor shall provide to the Company $3,500,000 by way of a debenture (the “Debenture Amount”). Of the Debenture Amount $2,000,000 shall be provided to the Company no later than May 31, 2009 and the balance of $1,500,000 shall be provided on June 21, 2009.

The Company shall repay the debenture twelve months from the date of its issuance by payment to the Investor of $3,850,000.

In the event of a M&A transaction during the 12 months period commencing as of the provision of the Debenture Amount the Company shall immediately repay the debenture by payment to the Investor of $4,550,000.

In addition, the Company shall grant to the Investor an option to purchase 3,000,000 Ordinary Shares of the Company, at an exercise price per share of $0.18, exercisable for a period of five years.

It is agreed that if the Company shall not repay the Debenture Amount 12 months from the date of its provision then (a) as of the commencement of the second year the Debenture Amount shall bear a return rate of 15% per annum; (b) upon a M&A transaction during the second year as of the provision of the Debenture Amount the Company shall repay to the Investor an amount of $5,600,000; and (c) the Company shall issue to the Investor additional options to purchase 6,000,000 Ordinary Shares, at an exercise price per share of $0.18, exercisable for a period of four years commencing as of the date of entitlement.

The Debenture Amount to be provided by the Investor shall be secured by a pledge of rights and payments due to the Company under a certain license agreement.

About BVR Systems

BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces.

For more information visit the Company’s web site at http://www.bvrsystems.com

Contact:
Ilan Gillies - CEO
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: May 28, 2009